Exhibit (a)(1)(F)

NetIQ Corporation Letterhead

To Participant of The NetIQ Corporation Approved UK Sub-Plan

December __, 2002

Dear Participant

The NetIQ Corporation Approved UK Sub-Plan (“the Sub-Plan”).

Please note that on November 18, 2002 NetIQ Corporation commenced an offer to exchange options to purchase shares of its common stock, par value $.001 per share, held by current employees (excepting the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer and the Chief Technology Officer) for a grant of new options (“the Offer”).

Under the Offer, NetIQ Corporation will grant new options for validly tendered options, provided that employees who decide to exchange such options will be required to exchange all options held by them which have been granted since 18 May 2002. The offer to exchange options is subject to the terms and conditions contained in the Offer to Exchange dated 18 November 2002 (“the Offer to Exchange”).

The Offer is made outside and separately to the rules of the Sub-Plan. If you accept the Offer, your existing options will be cancelled, and you will receive new option grants on the date specified in the Offer to Exchange. The new options will be granted in accordance with the terms of the Offer to Exchange.

Your options have been granted to you by NetIQ Corporation under the Sub-Plan as UK approved options. Please note that if you decide not to accept the Offer your options will continue in force unaffected. We understand from consultation with the Inland Revenue that the making of this Offer to participants of the Sub-Plan does not adversely affect the approved status of the Sub-Plan.

The new options are intended to be granted as new approved options under the Sub-Plan to replace your exchanged option, subject to the alteration in exercise price to represent the market value at the date of grant of the new option and other changes as described in the Offer to Exchange. If your new option will exceed the individual limit set down in the rules of the Sub-Plan or if you are not eligible to receive a grant of options under the Sub-Plan, you will receive all or part of your new grant as unapproved options under the NetIQ Corporation Amended and Restated 1998 Stock Incentive Compensation Plan (“the 1998 Plan”).

The Offer to Exchange and explanatory details have been prepared for US purposes and therefore some of the provisions will not be relevant to your situation. The following is provided as a general summary of the material UK income tax consequences that are likely to arise as a result of participation in the Offer to Exchange. This discussion is based on the UK tax law as of the date of the Offer to Exchange, which is subject to change. The summary is intended to be general only and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of participants. You are recommended to seek your own tax advice from your independent tax advisor.

No income tax liability will arise as a result of accepting the Offer to Exchange and agreeing to the cancellation of your existing options in consideration for the grant of the new options.

Where possible your new options will be granted under the Sub-Plan, under which you may be granted options over shares with a market value of up to £30,000 (share values must be converted from US dollars to Sterling at the date of grant). If options under the Sub-Plan are exercised in “approved circumstances”, no income tax or national insurance contributions (NICs) will be due at the date of exercise. The requirements for a tax exempt exercise are that you must not exercise the option (i) within three years of the grant date or (ii) within 3 years of the previous exercise of an option which benefited from preferred tax treatment, and (iii) the exercise must be made in accordance with the rules of the Sub-Plan and whilst the Sub-Plan retains formal Inland Revenue approval. Following a tax exempt exercise, you will be subject to capital gains tax at the time you dispose of the shares, normally on the difference between the sale price and the amount you paid to acquire the shares. The capital gain may be reduced by taper relief and your capital gains tax annual exemption (£7,700 for the 2002/2003 tax year). If you choose to exercise an option within three years of the grant date or previous tax exempt exercise, you will be subject to UK income tax on the difference between the fair market value of the shares on the date of exercise and the exercise price.

Where you receive a grant of options under the 1998 Plan, these options will be treated as unapproved options and will not qualify for any tax exemptions. On the exercise of an option granted under the 1998 Plan you will be liable to income tax and NICs on the difference between the fair market value of the shares on the date of exercise and the exercise price you paid to acquire the shares. In accordance with current market practice and legislation enacted last year, NetIQ Corporation has decided that each participant will be required to execute a formal election (as approved by the Inland Revenue) to transfer NetIQ Corporation’s liability for employer’s NICs to each participant as part of any grant of options made under the terms of the 1998 Plan. Any employer’s NICs liability you meet under the formal election will be deductible from the liability to income tax realised on the exercise of your option.

Please note that nothing in this letter is intended, nor should it be taken, as advice as to any course of action you should take. If you are in any doubt as to the action you should now take, you should seek your own independent financial advice from an appropriate independent professional advisor authorised under the Financial Services and Markets Act 2000.

Yours faithfully,

Betsy E. Bayha
For and on behalf of NetIQ Corporation

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